EXHIBIT 23.2

CONSENT OF NAVIGANT CONSULTING

            We hereby consent to the references to our firm with respect to Georgia-Pacific Corporation's probable insurance recoveries for asbestos liabilities contained in the Form 10-Q for the fiscal quarter ended October 2, 2004 of Georgia-Pacific Corporation and any amendments thereto. In giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "Securities Act"), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of such Form 10-Q within the meaning of the term "experts" as used in the Securities Act or the rules and regulations promulgated thereunder.

Navigant Consulting

By:/s/ WILLIAM JONES Name: William Jones Title: Senior Managing Director

Lawrenceville, New Jersey October 28, 2004